Free Writing Prospectus

VanEck Merk Gold ETF

2025-04-23 VanEck Merk Gold Trust (OUNZ) - Fees

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Facts THE GOLD ETF THAT D ELIVE RS OUNZ VanEck‘ Merk‘ Gold ETF Fund Description The VanEck Merk Gold ETF (the “Trust" or “OUNZ") provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. STRATEGIES - INSIGHTS & RESEARCH ABOUT MERK

Overview Delivery Fees l7elii ei'› lees Taking Delivery Responsib Ie Sourcing The Processin g Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee . Deli cry See No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 4B States. The Exchange Fee below is effective April 23, 2025 and supersedes any previously published Exchange Fees, including those in the prospectus: Docum ents

Type of Gold Bar Fee per Ounce Fee per Application 99.99% S70.00 $fi00 1oz 2025 Royal Canaclian Mint Gotcl Maple Leaf 99.99% $40.00 $500 1oz Perth Mint Gold Bar 99.99% $40.00 $500 1oz 2025 Perth hint Cold Kangaroo 99.99% $45.00 $500 1oz Gold Bar Royal Canadian hint 99.99% $ 135.00 $500 1oz 2025 US Mint Gold Eagle 99.99% S1500 $500 1kg Kilo Bars 95.00 0 / - 99.99% 50.00 54.000 London bars Exchange Fee Purity

Sar P le Excli.in be L'ees 20 During times of hig h demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre - approved: in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre - approved. You may also use our online calculator to determine the number of ounces your shares correspond to.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as weIL as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold. In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well. Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.6796. All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time. Ready to take delivery? Please click here .

Trading fees and other costs may apply. (*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent safe of the gold received by the investor will be a taxable evenL For details, please see "Taxation of U.S. Investors" in the p rosnemJs. A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the deLay in delivery could result in losses if the price of gold declines. A share submission is irrevocable. The material must be preceded or accompanied by a nrosnectus. Before investing you should carefully consider the VanEck Merk GoLd ETF's (the "Trust" or "OUNZ") investment objectives, risks, charges and expenses. Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company A¢t of 1940 or a commodity pooL for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the goLd held in the Trust, the market price of the shares is subject to Ructuations similar to those affecting gold prices. AdditionaLLy, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions wiL \ reduce returns. The request for rec/emption of shares for gold is subject to a number of risks including but not fimitec/ to the potentia( for the price of gold to decline dunncf the time between the submission oFthe request ance delivery. Delivery may take a considerable amount of time depending on your (ovation. Commodities and commodity - index (inned securities may be affected by changes in overall market movements ance other factors such as weather, disease, embarqoes, or political and regulatory developments, as well as trading activity of speculators ance arbitrageurs in the uncferlying commodities. 7rust shares trade like stocks, are subject to investment risk and will f(uctuate in market va(ue. The value of Artist shares relates directly to the vatue oFthe golc/ helc/ by the Trust {less its expenses}, and f(uctuations in the price of gold could materially ance adversely aVect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The 7rust does not generate any income, and as the 7rust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount ofgotd representecf by each Share will Alec(me over time. investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prosp ectus